Alarum Technologies Ltd.

30 Haarba’a Street

Tel Aviv

6473926 Israel

November 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alarum Technologies Ltd. (CIK: 0001725332)
Registration Statement on Form F-3 (File No. 333-283429) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Alarum Technologies Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on November 29, 2024, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

ALARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer